Filed by IMC Global Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under the Securities
Exchange Act of 1934

Subject Company: IMC Global Inc.
Subject Company's Exchange Act File No.: 1-9759

        This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the transaction between Cargill Crop Nutrition ("Cargill") and IMC Global Inc. ("IMC"), including future financial and operating results, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Cargill's and IMC's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

        The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of IMC stockholders to approve the transaction; the ability to satisfy other closing conditions; the risk that the businesses will not be integrated successfully; the risk that the cost savings from the transaction may not be fully realized or may take longer to realize than expected; the ability to develop and execute comprehensive plans for asset rationalization; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally; recovery of the phosphate market; and the prices of raw materials. Additional factors that could cause IMC's results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Report on Form 10-K of IMC filed with the Securities and Exchange Commission (the "SEC") and available at the SEC's Internet site (http://www.sec.gov).

        Global Nutrition Solutions, Inc. has filed a Registration Statement on Form S-4 with the SEC containing a preliminary proxy statement/prospectus regarding the proposed transaction. Stockholders are urged to read the definitive proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Cargill and IMC, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, without charge, by directing a request to IMC Global Inc., 100 South Saunders Road, Lake Forest, Illinois 60045-2561, Attention: David A. Prichard, or by telephone at (847) 739-1200, email: daprichard@imcglobal.com, or to Cargill, Incorporated, 15407 McGinty Road West, MS 25, Wayzata, Minnesota 55391, Attention: Lori Johnson, or by telephone at (952) 742-6194, email: lori_johnson@cargill.com.

        The respective directors and executive officers of Cargill, Incorporated and IMC and other persons may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding such persons and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4 filed with the SEC on April 8, 2004.

***

2004 IMC Global Annual Meeting of Stockholders
Friday, May 14, 2004

Douglas A. Pertz
Chairman and Chief Executive Officer

        While the votes are being cast and tallied and before the final results are announced, I will review results from 2003, our much improved 2004 first quarter performance, the current strengthening global agricultural and fertilizer marketplace, and then close with an overview of the pending combination of IMC and Cargill.

        As I said in my annual report message to shareholders, this is a unique, pivotal and increasingly more optimistic time in the history of IMC Global. In 2004, a number of positive factors are converging that have already pushed up our stock value, and we believe prospects for increased shareholder value are stronger today than they have been for many years. Stronger ag commodity prices and increased world crop nutrient demand have clearly supported higher fertilizer prices and tighter supply / demand than we have seen since the phosphate down turn started in 1999. Converging with this improving market back drop for both phosphates and potash, to build even greater shareholder value, is the announced IMC—Cargill merger.

[Slide 5]

        First, let's take a quick look at 2003, which proved to be challenging even as improving phosphate pricing conditions began to emerge late in the year. In spite of another strong performance by our potash business and continued year-over-year improvements in phosphate pricing, we were not able to offset the impact of large increases in ammonia, sulphur and natural gas raw material costs that severely squeezed our phosphate margins. Raw material costs increased a combined $126 million in 2003 versus 2002, yet our operating earnings fell by only $56 million due to generally better pricing and volumes which drove a revenue increase of 6 percent last year to nearly $2.2 billion. The combined net impact year-over-year from unfavorable raw material costs and improved prices negatively impacted earnings by approximately 30 cents per share.

        IMC reported a loss from continuing operations of $37.6 million, or 37 cents per diluted share, versus a loss of $13.8 million, or 13 cents per diluted share, in 2002, again primarily due to the large increase in raw material input costs. Our potash business reported 6 and 10 percent increases in revenues and gross profits in 2003, which was clearly a bright spot in our overall performance.

[Slide 6]

        As a result of the continued phosphate cycle downturn and upcoming maturity of debt, significant actions were taken in 2003 to strengthen IMC's balance sheet, improving liquidity and extending debt maturities. As a result, we ended 2003 with nearly $90 million in cash, the full amount of our bank revolver facility available (except Letters of Credit) of about $130 million. Net debt was reduced in 2003 by $120 million, to just over $2 billion with no significant debt maturities until 2007.

        Even though 2003's operating environment was disappointing, we had begun to see a number of improving factors as we closed out last year, including a significant recovery in DAP spot prices, but unfortunately not until December. At the same time, potash fundamentals continued to strengthen further from the strong performance in 2003. Finally, worldwide grain and ag fundamentals were improving. As a result, we felt IMC Global was starting from a much firmer base to achieve meaningful margin improvement in 2004.

[Slide 7]

        So far, this belief has been borne out, most recently with our announcement of sharply increased first quarter results versus the year ago quarter. Driven primarily by strong increases in phosphate and potash pricing, IMC reported much improved earnings from continuing operations of $11.6 million, or 8 cents per diluted share, for the quarter ended March 31. This was a 36-cent per share improvement versus a loss from continuing operations, of $31.7 million, or a loss of 28 cents per diluted share, last year.

        This was the best operating result in many quarters, thanks to our strong core business performance. Gross margins of $78.8 million more than doubled and operating earnings of $62.0 million more than quadrupled versus 2003 as higher prices more than offset continued high raw material costs, primarily ammonia. By business segment, we saw a dramatic $33 million improvement in PhosFeed margins, to a positive $18 million margin, or triple the fourth quarter of 2003 level.

[Slide 8]

        Average DAP prices in the first quarter were $188 per short ton, the highest since the third quarter of 1996, up $45 per ton versus 2003 first quarter and up $29 versus the fourth quarter of 2003. At the same time, ammonia costs fell dramatically in the quarter from peak levels of over $320/mt in January, helping expand phosphate margins at the end of the quarter.

        Once again, our potash business was a stellar performer, with sales and gross margins increasing 12 and 18 percent, respectively, in the quarter, on strong global pricing and demand. Domestic price realizations continue to improve from a series of price hikes started last summer, and we have just announced additional price increases effective immediately of $5/ton with another $15 per ton in July. Domestic volumes remains strong, with a gain in North American market share in the first quarter. Canpotex, our export marketing association, has just announced an all-time record volume forecast for 2004 of 7.5 million metric tons, a 20 percent increase from a record 2003 level. All in all, our potash business is off and running toward what could be a record year with continued strength projected beyond this year.

        In summary, these results provide IMC with a solid and promising start for a much stronger 2004, and unlike 2003, we are starting the year with strong operating cash flow. With ammonia pricing tempering somewhat from peak levels in January, demand and prices for our nutrients—phosphate and potash—are experiencing strong improvements in their fundamentals.

        The seeds of our first quarter results and increasing optimism for future IMC performance are clearly rooted in the continuing improvement of worldwide agricultural and crop nutrient fundamentals.

[Slide 9]

        World grain inventories are at historically very low levels. In fact, the benchmark world grain stocks-to-use ratio is at a near 30-year low of about 16 percent, or only about 80 days of supply. Worldwide consumption of grains has outstripped production now for four consecutive years. This ratio is historically correlated with stronger fertilizer demand and higher planted acreage. The magnitude of this issue was highlighted in a recent New York Times article that outlined China's drive to reduce the country's drop in grain production, citing China's importing of soybeans and wheat, for the first time in five years. These are but a few of the signals of a very tight world grain market.

[Slide 10]

        As we have seen around the world and certainly here at home, grain and oilseed commodity prices have been on the rise in recent months. In the U.S., corn has exceeded $3 per bushel and soybeans have been flirting at times at as much as $10 per bushel. These developments, coupled with low grain inventories, send strong signals to farmers to plant more acres and optimize their fertilizer application rates to maximize yields, which, of course, augurs well for IMC's phosphate and potash businesses.

        One final, related data point is that 2003 U.S. net farm income reached an all-time record high of about $63 billion, which was an increase of about 28 percent from 2002. This strengthens growers'

financial position to be better able to buy and apply critical inputs, such as fertilizer, and take advantage of high commodity prices.

[Slide 11]

        World crop nutrient demand, which increased by 3 percent in 2003, is forecasted by industry consultants to grow by another like amount in 2004. This should underpin tighter supply and demand, supporting pricing strength, and continue to contribute to enhanced margins for both phosphate and potash.

[Slide 12]

        We share industry consultants' views that 2004 should be a third consecutive year of increased DAP prices as supply and demand continues to tighten, operating rates edge higher and U.S. DAP exports increase, driven by a rebound in exports to such key markets as China, India and Brazil.

        IMC's position, as the world's largest producer of both phosphate and potash nutrients, as well as our leading North American market shares, positions us well for growth in these markets and in our earnings. Our recent and significant cost reduction efforts and our focus on continuous improvement, combined with our excess capacity in both nutrients, will allow IMC Global to further capitalize on these positive market trends.

        The other major factor for our current optimism that is converging with the improving market is the proposed combination with Cargill Crop Nutrition. We continue to believe that the improving market for crop nutrients, and especially the cycle recovery for phosphates, is a powerful and exciting backdrop for our January 27th merger announcement and should add even more to future IMC shareholder value.

[Slide 13]

        The combination creates a leading, publicly traded global crop nutrient company better positioned to deliver customer value and increased shareholder value.

        IMC shareholders will retain stock in a stronger public company to potentially reap increased value as global ag fundamentals improve, the phosphate cycle recovers and as synergies are achieved. Like IMC, Cargill is highly leveraged to phosphates—in fact, more so than IMC as a percent of total business, offering significant potential upside to shareholders in a cycle recovery.

        Shareholders also will continue to benefit from the strong performance of IMC's leading, low-cost potash business with improving fundamentals and excess capacity for meeting future global demand growth.

        The combination should result in pre-tax, operational synergies of over $145 million on an annual run-rate, with prospects for additional, ongoing cost and other synergies.

        The projected cost synergies include:

  •
  Elimination of selling, general and administration duplication and redundancies;

  •
  Phosphate operational improvements and optimization in mining and manufacturing will be significant as both companies operate next to one another in Central Florida and,

  •
  Raw materials purchasing, supply chain logistics and other synergies.

        Synergy areas not included in our $145 million target, that should also be achieved, include balance sheet or interest cost reductions and revenue enhancements.

        Importantly and certainly key to IMC shareholders, the transaction is expected to be immediately accretive to our shareholders with further future accretion, on top of the expected earnings growth IMC would enjoy from the phosphate cycle recovery on a standalone basis.

        The combination creates a company with a strong financial profile, including LTM sales, at the bottom of the cycle, of over $4 billion, total assets in excess of $5 billion and the largest market cap in the industry.

[Slide 14]

        With Cargill contributing less than $50 million in debt, along with its assets and cash flow, the combined balance sheet and financial profile of NewCo will be significantly stronger. Combined last 12 months EBITDA cash flow is over $440 million, or close to $600 million on a pro forma basis with synergies, and this is at last year's bottom of the cycle. The result should be improved credit ratings, improved financial ratios and greater financial and strategic flexibility.

        IMC's strong domestic phosphate and potash businesses will be combined with Cargill's largely international franchise, with as much as 80 percent of its production going offshore, to form a stronger and broader global platform.

        The combined global phosphoric acid capacity share is 14.4 percent and concentrated phosphate production capacity will be close to 13 million short tons.

        The combination not only expands production in the U.S., but also in the key growth markets of Brazil and China. Cargill offers significant distribution platforms throughout the world in these and other key developing growth markets.

        Finally, this transaction will create a company much better able to compete globally after the severe impact of the phosphate market downturn we have been witness to at IMC over the past 4 years.

[Slide 15]

        Here is a quick look at the key transaction terms of the combination.

  •
  NewCo will be a New York Stock Exchange-listed company.

  •
  IMC shareholders will receive 1 NewCo share for each IMC common share, and the same for our preferred stock owners.

  •
  Cargill will own 66.5 percent of the company with IMC shareholders holding a 33.5 percent stake.

  •
  The Board of NewCo will be made up of both Cargill and IMC directors, with a majority nominated by Cargill, but a majority that will be independent per NYSE rules.

  •
  The deal is expected to be tax-free to IMC shareholders.

  •
  Importantly, Cargill has agreed not to dispose of NewCo shares for three years in a lock-up agreement.

  •
  Similarly, in a standstill agreement, Cargill has agreed not to acquire publicly traded NewCo shares for four years.

4

[Slide 16]

        To emphasize an earlier point, Cargill Crop Nutrition brings a leading, global fertilizer franchise to the combination. This includes:

        A Leading Phosphate Business—low-cost, global, with 8 million tons of rock capacity and 5.7 million tons of concentrated phosphate capacity, as well as export marketing rights to Australian and Lithuanian production.

        An International Production Presence in Attractive Markets—A 20 percent ownership in Fosfertil in Brazil, the largest Brazilian domestic producer of nitrogen and phosphate, and a 35 percent equity stake in a 660,000 ton DAP/NPK plant in China.

        A Global Distribution Footprint—With 3 dozen distribution facilities in attractive growth markets that provide product tailoring, logistics and other value-added customer services.

        And a Strong North American Nitrogen Position—Through a 50 percent ownership of one of North America's most efficient nitrogen operations, Saskferco, with 1.2 million tons of nitrogen capacity.

[Slide 17]

        In summary, we believe that this is the right combination at the right time. The combination:

  •
  Creates a leading crop nutrient company;

  •
  Assures IMC shareholders the opportunity to participate in the phosphate cycle recovery;

  •
  It offers significant operational synergies so that we will be a low-cost producer;

  •
  It dramatically improves our financial profile, and

  •
  Is immediately accretive to shareholders.

        The combination timing converges with a turnaround in the ag and fertilizer cycle which should provide a stronger base for future shareholder value creation.

        To date, our dialogue with the Department of Justice has been constructive and we are in the process of responding to a second request.

        We continue to believe the merger will close this summer, and are together actively planning to maximize value from day one of the combination.

        Now, with the many benefits of the IMC/Cargill merger at hand, on top of the improving crop nutrient and agricultural cycle, we believe shareholders and other stakeholders have a unique value creation proposition ahead.

        Pending regulatory approval and satisfying all conditions to close, this may be the last regular annual meeting of IMC Global stockholders before the special meeting to approve the merger. As such, I want to emphasize that the legacy, the values, and the strengths of IMC Global will continue on in the form of a new, much stronger and more global crop nutrient company. The IMC Global name may be disappearing, but the businesses and our people will be part of an entity that can offer greater value and be better able to prosper through future cycles.

[Slide 18]

        Our dedicated employees have worked long and hard, through tough industry cycles positioning IMC for this merger.

        I want to thank our over 5,000 employees, our Board of Directors, our customers, shareholders and other friends and stakeholders for their support and contributions now and in the past, and as we move forward into this exciting new period for our Company.

5

        With that, let me turn it over to our corporate secretary, Rose Marie Williams, who will announce the results of the voting.

        Rose Marie...

6

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Searchable text section of graphics shown above

[LOGO]

2004
Annual Meeting of
Stockholders

May 14, 2004

Douglas A. Pertz
Chairman and
Lake Forest, Illinois	Chief Executive Officer

Annual Meeting of Stockholders

Lake Forest, IL

May 14, 2004

AGENDA

•                  Call to Order/Statement of Purpose

•                  Formal Proceedings

•                  Chairman & CEO’s Remarks

•                  Announcement of Voting Results

•                  Question & Answer Session

•                  Adjournment

[LOGO]

2004
Annual Meeting of
Stockholders

May 14, 2004

Douglas A. Pertz
Chairman and
Lake Forest, Illinois	Chief Executive Officer

Regulation MA Disclosure	[LOGO]

The following presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements regarding expected quarterly and annual results for 2004, expectations regarding the phosphate market recovery and potash market fundamentals, expectations regarding the proposed transactions with Phosphate Resource Partners Limited Partnership, which we refer to as “PLP”, and Cargill Crop Nutrition, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of IMC Global’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in IMC Global’s forward-looking statements: increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally; recovery of the phosphate market; DAP and potash pricing, margins and realizations; the prices of raw materials; and regulatory and shareholder approvals of pending transactions. Additional factors that could cause IMC Global’s results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Report on Form 10-K of IMC Global filed with the U.S. Securities and Exchange Commission, which we refer to as the “SEC”, and available at the SEC’s Internet site (http://www.sec.gov).

Not a Proxy Solicitation for IMC Global and Cargill Crop Nutrition Combination.

This communication is not a solicitation of a proxy from any security holder of IMC Global or Cargill, Incorporated. Global Nutrition Solutions, Inc. has filed a Registration Statement on Form S-4 with the SEC containing a preliminary proxy statement/prospectus regarding the proposed transaction between IMC Global and Cargill. Stockholders are urged to read the definitive proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Cargill and IMC Global, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, without charge, by directing a request to IMC Global Inc., 100 South Saunders Road, Lake Forest, Illinois 60045-2561, Attention: David A. Prichard, or by telephone at (847) 739-1200, email: daprichard@imcglobal.com, or to Cargill, Incorporated, 15407 McGinty Road West, MS 25, Wayzata, Minnesota 55391, Attention: Lori Johnson, or by telephone at (952) 742-6194, email: lori_johnson@cargill.com.

The respective directors and executive officers of Cargill and IMC Global and other persons may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding such persons and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4 of Global Nutrition Solutions, Inc. filed with the SEC on April 8, 2004.

Not a Proxy Solicitation for PLP Merger Proposal

This communication is not a solicitation of a proxy from any security holder of IMC Global or PLP. IMC Global has filed a Registration Statement on Form S-4 with the SEC containing a preliminary proxy statement/prospectus regarding the proposed transaction between IMC Global and PLP. PLP unitholders are urged to read the definitive proxy statement/prospectus relating to the proposed transaction between IMC Global and PLP when it becomes available, because it will contain important information. PLP unitholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about IMC Global and PLP, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, without charge, by directing a request to IMC Global Inc., 100 South Saunders Road, Lake Forest, Illinois 60045-2561, Attention: David A. Prichard, or by telephone at (847) 739-1200, e-mail: daprichard@imcglobal.com. You may also obtain documents filed with the SEC by PLP free of charge by requesting them in writing from Phosphate Resource Partners Limited Partnership, 100 South Saunders Road, Suite 300, Lake Forest, Illinois 60045-2561, or by telephone, (847) 739-1200.

IMC Global, and its respective directors, executive officers and certain members of management and employees may be deemed to be participants in the solicitation of proxies in connection with any possible merger transaction. Information regarding such persons and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4 of IMC Global filed with the SEC on April 20, 2004.

2003 Financial Highlights(a)

(In millions, except per share data)

	2003	2002	Change

Years ended December 31:

Net sales	$2,190.6	$2,057.4	6%

Gross margins	181.2	263.0	(31)%
Operating earnings(b)	126.4	182.3	(31)%
Loss from continuing operations(c)	(37.6)	(13.8)	$(23.8)
Loss per share from continuing operations(d)	(0.37)	(0.13)	$(0.24)

(a)          Operating results reflect Chemicals as discontinued operations

(b)          Includes a gain on sale of operating assets of $31.3 million and restructuring activity of $6.5 million in 2003

(c)          Includes a gain on sale of operating assets of $79.2 million and restructuring activity of $6.5 million in 2003

(d)          Includes a gain on sale of operating assets of $79.2 million, restructuring activity of $6.5 million and preferred stock dividends of $5.2 million in 2003

Balance Sheet Highlights

(In millions)

	December 31, 2003	December 31, 2002

Cash	$89.2	$123.2

Bank Revolver Availability (less Letters of Credit)	129.1	101.2
Net Debt	2,027.6	2,148.3

2004 First Quarter – Improved Results

(in millions except per share amounts)

	Three months ended March 31,
	2004	2003
Net sales	$584.2	$552.1

Gross margins	78.8	36.1
Operating earnings	62.0	14.4
Earnings (loss) from continuing operations	11.6	(31.7)
Diluted earnings (loss) per share from continuing operations	0.08	(0.28)

DAP Pricing versus Ammonia Cost

[CHART]

World Grain Supply and Demand
(USDA Stocks-to-Use Forecast of 16% at 30-Year Low)

[CHART]

Source: USDA

Markets are Sending Strong Signals to Farmers to Plant More Acres and Intensify Cropping Practices

Corn -Weekly Central, IL, $/bu	Soybean - Weekly Central, IL, $/bu

[CHART]	[CHART]

Source: Doane Agricultural Services

World Fertilizer Consumption

[CHART]

Source: IFA

Consultants Forecast
Continued Cycle Recovery Through 2006

[CHART]

Source:  FERTECON/British Sulphur

Creating Value for All Stakeholders

•                  Creates leading, publicly traded global crop nutrient company better positioned to deliver customer and shareholder value

•                  IMC shareholders retain investment in a stronger public company as global agriculture fundamentals improve

•                  Remain significant participants in the forecasted phosphate cycle recovery

•                  Continue to reap benefits of IMC’s leading, low-cost global potash business with improving supply/demand fundamentals

•                  Significant run-rate synergies of $145 million annually with excellent prospects for ongoing cost reductions

•                  Optimization of mining, manufacturing, purchasing, transportation and logistics

•                  Elimination of duplicative overhead costs

•                  Immediately accretive to IMC EPS with improving earnings and cash flow over medium-term through synergy realization and expanded growth opportunities

•                  Strong financial profile

•                  LTM Sales ~ $4.1 billion

•                  Total Assets ~ $5.4 billion

•                  Largest Industry Market Cap

Note:                   LTM financials for IMC are for the period ended September 2003. LTM financials for Cargill based on unaudited financial results for the period ended November 2003. Balance sheet amounts do not reflect potential purchase accounting or other transaction adjustments and are as of September 30, 2003 for IMC and November 30, 2003 (unaudited) for Cargill.

Creating Value for All Stakeholders (Cont’d.)

•                  Enhanced financial flexibility with improved credit profile and coverage ratios

•                  Cargill is contributing businesses with nominal debt (~ $50 million)

•                  LTM EBITDA ~ $440 million (pre-synergies); $585 million pro forma with synergies

•                  IMC’s leading domestic phosphate and potash businesses will be combined with Cargill’s largely international franchise to form stronger and broader global platform

•                  Combined global phosphate capacity share of 14.4%(1), with processed phosphate capacity of 13 million tons

•                  Potash global capacity share of 15.5% (2)

•                  Expanded production capabilities coupled with a worldwide Cargill distribution platform in three key geographies of North America, South America, and Asia, including key growth markets of Brazil and China

•                  Transaction creates company better able to compete globally after severe impact of market downturn

Note:                   LTM financials for IMC are for the period ended September 2003. IMC EBITDA defined as operating earnings from continuing operations plus depreciation, depletion and amortization. LTM financials for Cargill based on unaudited financial results for the period ended November 2003. Cargill EBITDA defined as earnings from continuing operations before interest expense, income taxes, depreciation and amortization. Cargill EBITDA as shown here includes equity earnings (approximately $20 million) and 50% of Saskferco EBITDA (approximately $28 million). For accounting purposes, Cargill accounts for Saskferco under the equity method. Balance sheet amounts do not reflect potential purchase accounting or other transaction adjustments and are as of September 30, 2003 for IMC and November 30, 2003 (unaudited) for Cargill.

(1)                                 Measured as phosphoric acid capacity. Capacity share based on IFA and company data.

(2)                                 Capacity share based on IFA and company data.

Key Transaction Terms

Transaction	• Formation of new NYSE-listed, public company (“NewCo”)
• Merger of IMC Global (“IMC”) with NewCo sub
• Contribution of equity interests of Cargill Crop Nutrition by Cargill and related entities to NewCo

IMC Share Exchange	• IMC shareholders to receive:
• 1 NewCo Common share per IMC Common share; 1 NewCo Preferred share per IMC Preferred share

Ownership Split	• Cargill: 66.5% / IMC shareholders: 33.5%

Name and Headquarters	• To be determined

Management	• CEO & President: Fritz Corrigan

Board Composition	• 11 directors total – 6 independent
• 7 appointed by Cargill / 4 appointed by IMC during standstill period

Tax Treatment	• Tax-free to IMC shareholders

Expected Closing Date	• Summer 2004, subject to regulatory and IMC shareholder approval and other customary closing conditions

Other	• Lock-up – Cargill has agreed not to dispose of NewCo shares for three years
• Standstill – Cargill has agreed not to acquire publicly traded NewCo shares for four years

Cargill Brings Leading, Global Fertilizer Franchise to Combination

• Leading Phosphate Business	• Low-cost phosphate producer with a strong global focus • 8.0 million tons of rock capacity • 5.7 million tons of processed phosphate capacity
• Exclusive export marketing rights in Australia (WMC) and Lithuania (Lifosa)

• International Production Presence in Attractive Markets	• 20% owner of Fosfertil in Brazil, the largest Brazilian domestic producer of nitrogen and phosphate fertilizers • 35% equity stake in 660,000 ton DAP/NPK granulation plant in Haikou, China

• Global Distribution Footprint	• Approximately three dozen distribution facilities in attractive markets • U.S., Brazil, China, Southern Cone, India, Southeast Asia
• Provides product tailoring, logistics and other value-added services to customers

• Strong North American Nitrogen Position	• 50% owner of one of North America’s most efficient nitrogen operations – Saskferco Products, Inc., located in Saskatchewan, Canada and adjacent to IMC’s Belle Plaine potash mine
• 1.2 million ton nitrogen fertilizer plant
• Cargill has exclusive marketing rights for all Saskferco products
• Nitrogen import assets and capabilities

NewCo Value Creation

•                  Creates leading, publicly traded global crop nutrient company

•                  IMC shareholders invested in a stronger public company as phosphate cycle recovers and continued benefit of leading potash business

•                  Significant run-rate synergies assumes low cost leadership

•                  Immediately accretive to IMC EPS with growing profitability

•                  Strong combined financial profile

•                  Stronger and broader global platform

•                  Improving global grain and fertilizer fundamentals provide strong backdrop for combination

Thank You

•                  Employees Worldwide

•                  Customers and Suppliers

•                  Board of Directors

•                  Shareholders

[LOGO]